For Immediate Release

FORDING COAL PARTNERSHIP CONFIRMS
CLOSURE OF LUSCAR MINE

CALGARY, April 2, 2003 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.A, TEK.B) today announced that the Fording Coal Partnership will proceed with closure of Cardinal River Coal’s Luscar Mine located near Hinton, Alberta. It is expected that mining operations will be completed by April 2004.

“We have thoroughly evaluated the Luscar Mine and will proceed with the orderly shutdown announced by its previous owners due to the depletion of coal reserves at the mine,” said Jim Gardiner, President and CEO of the Fording Coal Partnership.

The current employee level of about 290 will be reduced in a phased process as mining is completed. Initial reductions to occur in May 2003 will affect about 190 employees. The Partnership’s share of closure and reclamation obligations will be completed as part of the shutdown process, and are not expected to be material. Employee severance costs as well as reclamation obligations for mining activities prior to March 1, 2003 are the responsibility of the mine’s previous owner.

“In a related matter, the Partnership has also decided that the current supply capacity of metallurgical coal to world markets does not justify immediate development of the nearby Cheviot Project,” said Mr. Gardiner. “Our producing properties have sufficient capacity to meet current market demands for our metallurgical coal. The Cheviot Project is one of a number of potential expansion projects that the Partnership can undertake when additional supply is warranted by coal markets.”

The Partnership will maintain the process facility and plant infrastructure at the Luscar Mine to ensure that the Cheviot Project can be efficiently developed when market conditions justify this alternative as a source of coal supply for the Partnership.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Fording Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. The Fording Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

Teck Cominco Limited is a diversified mining and metals company, headquartered in Vancouver, Canada, with assets totaling approximately $5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and its mining operations also produce significant quantities of copper and gold. The company is also the managing partner of the Fording Coal Partnership, in which it holds a 41% ownership interest. In total, the company owns, or has interests in, thirteen mines and two refineries. Further information can be found at www.teckcominco.com.

For further information contact:

Community and Media Contact:
Fording Coal Partnership
Catherine Hart
Public Affairs
(403) 260-9817

Investors: Fording Canadian Coal Trust Mark Gow, CA Director, Investor Relations (403) 260-9834 mark_gow@fording.ca	Teck Cominco Limited Tom Merinsky Director, Investor Relations (604) 685-3007